April 25, 2011

VIA FEDEX AND EDGAR

Re:	Cedar Fair, L.P., Canada’s Wonderland Company and Magnum Management Corporation Registration Statement on Form S-4 Filed on March 11, 2011 File No. 333-172773

Justin Dobbie, Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Dobbie:

On behalf of Cedar Fair, L.P. (the “Company”), Canada’s Wonderland Company (“Cedar Canada”) and Magnum Management Corporation (“Magnum” and, collectively with Cedar Fair and Cedar Canada, the “Issuers”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement relating to the offer to exchange all outstanding $405,000,000 aggregate principal amount of the Issuers’ 9 1/8% Senior Notes due 2018 (the “outstanding notes”) for an equal amount of 9 1/8% Senior Notes due 2018 (the “exchange notes”). The Registration Statement has been revised in response to the Staff’s comment.

In addition, we are providing the following response to your comment letter, dated April 22, 2011, regarding the above referenced filing. To assist your review, we have retyped the text

Duffield Milkie, Esq.

Cedar Fair, L.P.

April 25, 2011

of the Staff’s comment in italics below. Please note that all references to page numbers in our response refer to the page numbers of Amendment No. 2. The response and information described below are based upon information provided to us by the Company.

Exhibit 5.4

1.	We note your response to prior comment 4 and reissue in part. Please have counsel remove the limitation on reliance in the penultimate paragraph on page 3.

In response to the Staff’s comment, Counsel has revised the opinion accordingly.

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Please do not hesitate to call Risë Norman at 212-455-3080 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,

/s/ Risë B. Norman
Risë B. Norman

cc:	Cedar Fair, L.P.

Duffield Milkie, Esq.